Exhibit 99.2

Obsidian Energy Announces Peace River Acquisition and Increased 2024 Average Production Guidance

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Peace River Peavine and Gift Lake acquisition provides additional production, reserves and development potential along the Clearwater trend from our successful Dawson field
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2024 Guidance revised to reflect the acquisition, reduced capital expenditures and higher average production, funds flow from operations and free cash flow with oil / liquids weighting increased to 70 percent

CALGARY, May 28, 2024 - OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) is pleased to announce it has entered into a purchase and sale agreement (the “Agreement”) to acquire approximately 1,700 boe/d (100 percent oil, based on April 2024 actual production) of Clearwater production and 148 net sections of land in the Peace River area (the “Acquisition”) from a third-party (the “Vendor”). Combining the Acquisition with other smaller acquisitions completed in 2024, the Company currently has over 680 net sections of land with Clearwater and/or Bluesky heavy oil rights.

Total consideration paid for the Acquisition is expected to be approximately $76 million (net of closing adjustments) composed of approximately $46 million for base production and $30 million for undeveloped land value. The Acquisition will be funded through debt financing and is expected to close no later than July 14, 2024. We are also updating our 2024 guidance, which considers the acquisition and the operational update we provided earlier this afternoon.

Stephen Loukas, President and CEO of Obsidian Energy said: “The strategic value of this acquisition represents a compelling opportunity – one that is highly synergistic to our existing Peace River land base and offers significant potential for future growth. A substantial portion of the acquired lands at Peavine are adjacent to and extends our Clearwater Dawson field, which is providing robust production results above our expectations. Post-closing, we anticipate a broader development area that will yield the opportunity for operational synergies, as well as improved capital efficiencies.”

“The Gift Lake asset provides significant potential upside, and we expect to begin further appraising this acreage later in 2024. In addition, this acquisition better diversifies future development programs in the area with more optionality, allowing us to further optimize production and costs. In conjunction, we adjusted our 2024 guidance, reducing our capital expenditures while increasing our production. The acquisition strengthens our ability to meet the objectives of our 2024 – 2026 three-year corporate growth plan, while further positioning us to drive incremental growth in shareholder value during the period and beyond.”

Acquisition Highlights:

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Production: Adds approximately 1,700 boe/d average production (based on April 2024 actuals) from the Clearwater formation at a price of approximately $27,000 per boe/d on base production value ($44,700 per boe/d on the full acquisition price). All production is from less than seven percent of the acquired 148 section land base, providing considerable un-booked development opportunities.
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Land: Increases our land position on trend with our new successful Clearwater Dawson development, while providing additional exploration/appraisal upside.
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~148 net sections of new land predominantly prospective for the Clearwater formation:

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~108 net sections at Peavine with 103 identified locations, 49 of which are included in the Vendor’s 2023 reserve report.
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~40 net sections at Gift Lake with currently 96 identified locations, 30 of which are included in the Vendor’s 2023 reserve report1.
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Reserves: Provides additional undeveloped reserves for future development:
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Proved developed producing (“PDP”) reserves of 2.3 million boe resulting in a purchase price of $33.04/boe;
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Proved (“1P”) reserves of 6.3 million boe resulting in a purchase price of $12.06/boe; and
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Proved plus probable (“2P”) reserves of 12.3 million boe resulting in a purchase price of $6.18/boe.
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Netback: Provides an attractive netback of approximately $36.00/boe (at WTI of US$75.00/bbl).

Acquisition Summary

Purchase Price (Net)	$ millions	76
Average April 2024 Production	boe/d	1,700
Netback[1]	$/boe	36.00
Total Land	net sections	148
Undeveloped Land	net sections	138
Drilling Locations (2P)	net booked	79
Purchase Price (Net of Land)/NOI (Annualized H2/2024)[2]	X	2.2x
Reserves[3]
PDP	MMboe	2.3
1P	MMboe	6.3
2P	MMboe	12.3
2P RLI	years	18.0
Total Decommissioning Liability[4]	$ millions	11.0
(1)
Amount is based on estimates and assumes WTI of US$75.00/bbl, and price assumptions as per Note 5 in table under “Pro-Forma Revised 2024 Guidance” section.
(2)
Ratio calculated using base production value of $46 million ($76 million total consideration minus $30 million for the estimated land value) divided by the expected second half 2024 production of 1,600 boe/d x $36.00/boe x 366 days.
(3)
All reserves data presented herein in respect of the Acquisition derived from the reserve report prepared by the Vendor’s independent reserve engineer effective February 1, 2024 (the “Vendor’s Reserve Report”), which evaluated the oil, natural gas and natural gas liquids reserves attributable to the Acquisition’s assets and the net present value of future net revenue attributable to those reserves.

"Reserve Life Index" or "RLI" is calculated by dividing reserves volumes from the Vendor’s Reserves Report by estimated first quarter 2024 average production of 1,875 boe/d. RLIs are not necessarily comparable between different issuers as there may be variation in calculation methodology. Management views RLI as a useful measure of the length of time the reserves would be produced at the estimated rate of production.

(4)
Amount that the Acquisition will add to our undiscounted uninflated asset retirement obligations.

1 Other locations are based on our internal, un-risked assessment on a gross basis, which are subject to change without notice.

Illustration: Land map of existing Obsidian Energy land in Peace River and acquired land.

PRO-FORMA REVISED 2024 GUIDANCE

We have revised our 2024 guidance with production expected to average approximately 36,400 boe/d (midpoint of revised guidance) – a 13 percent increase from 32,275 boe/d in 2023. Our annual production guidance includes ~800 boe/d for the pro-rated 2024 impact of the Acquisition, a reduction of ~200 boe/d for currently blockaded production at Harmon Valley South and a decrease of 200 boe/d due to lower capital expenditures.

The Company’s 2024 capital program will continue to focus on developing new and existing fields while further delineating our Peace River asset. Capital expenditures are reduced to between $330 and $340 million, while maintaining expected exploration/appraisal activities and decommissioning expenditures. Obsidian Energy has the flexibility and optionality to adjust our 2024 capital program for production growth, share buyback program and/or debt repayment with changing commodity prices.

Our team is in the process of optimizing our second half 2024 capital program, using the results from our first half development and exploration/appraisal activities to further evaluate our plans. We anticipate drilling on the new Acquisition lands in the second half of 2024 with incremental activity in 2025.

Our funds flow from operations (“FFO”) has been increased by $5 million to $405 million, resulting in a 2024 net debt to FFO of approximately 1.0 times, with a related increase to free cash flow (“FCF”) by approximately $20 million to $47 million, while maintaining our WTI forecast of US$75/bbl for 2024. The Company’s net debt estimate at December 31, 2024 has been revised to $395 million to account for the purchase of the Acquisition.

Our revised 2024 pro-forma guidance, assuming the Acquisition closes early in the third quarter of 2024, and key assumptions used by the Company, are as follows:

		2024E Guidance	Revised 2024 Guidance (Post Acquisition)[1]
Production[2]	boe/d	35,250 – 36,750	35,650 – 37,150
% Oil and NGLs	%	67%	69%
Capital expenditures[3]	$ millions	345 – 355	330 – 340
Acquisition[4] Decommissioning expenditures	$ millions $ millions	- 23 – 24	79 23 – 24
Net operating costs	$/boe	13.75 – 14.25	13.75 – 14.25
General & administrative	$/boe	1.60 – 1.70	1.60 – 1.70

Based on midpoint of above guidance
WTI[5]	US$/bbl	75.00	75.00
MSW Differential[5]	US$/bbl	3.00	3.00
WCS Differential[5] AECO[5]	US$/bbl CAD$/GJ	15.00 2.25	15.00 2.25
FFO[3,6]	$ millions	~400	~405
FFO/share[7]	$/share	~5.16	~5.29
FCF	$ millions	~27	~47
FCF/share[7]	$/share	~0.34	~0.61
Net debt (prior to NCIB)[8]	$ millions	315	395
Net debt (prior to NCIB) to FFO[8]	times	0.8	1.0
(1)
Assumes the Acquisition closes on July 1, 2024.
(2)
Approximate mid-point of 2024 Guidance range: 13,500 bbl/d light oil, 7,800 bbl/d heavy oil, 2,900 bbl/d NGLs and 70.8 mmcf/d natural gas. Average production volumes include a minimal amount of forecasted production associated with exploratory capital expenditures.

Approximate mid-point of Revised 2024 Guidance range: 13,200 bbl/d light oil, 9,000 bbl/d heavy oil, 2,800 bbl/d NGLs and 68.4 mmcf/d natural gas with a minimal amount of forecasted production associated with exploration/appraisal capital expenditures. Revised production guidance includes ~800 boe/d for the pro-rated 2024 impact of the Acquisition, a reduction of ~200 boe/d for currently blockaded production at Harmon Valley South and a decrease of 200 boe/d due to lower capital expenditures.

(3)
Capital expenditures include approximately $25 million for exploration/appraisal activity with minimal impact on forecasted production volumes.
(4)
Acquisition expenditures include $76 million for the Acquisition and $3 million for other minor acquisitions completed to date in 2024.
(5)
Pricing assumptions of 2024 Guidance were forecasted for the full year of 2024 and include risk management (hedging) adjustments as of January 16, 2024.

WTI and AECO pricing assumptions of Revised 2024 Guidance are forecasted for June to December 31, 2024, while MSW and WCS differentials are forecasted for July to December 2024. Revised pricing assumptions include risk management (hedging) adjustments as of May 27, 2024. Full year pricing assumptions, including actuals realized thus far, result in WTI of US$76.53/bbl, MSW differentials of US$4.57/bbl, WCS differentials of US$15.75/bbl, AECO of $2.20/mcf, and FX of 1.35x CAD/USD.

(6)
2024 Guidance FFO and FCF included approximately $3 million of estimated charges for full year 2024 related to the deferred share units, performance share units and non-treasury incentive plan cash compensation amounts which are based on a share price of $9.19 per share.

Revised 2024 Guidance FFO and FCF includes approximately $9.6 million of estimated charges for full year 2024 related to the deferred share units, performance share units and non-treasury incentive plan cash compensation amounts which are based on a share price of $10.82 per share.

(7)
Per share calculations are based on an estimated 77.6 million and 76.3 million shares outstanding at December 31, 2024, for 2024 Guidance and Revised 2024 Guidance, respectively.
(8)
Net debt figures estimated as at December 31, 2024. Revised 2024 Guidance includes the impact of approximately $16.5 million of share purchases to May 27, 2024, under the Company’s normal course issuer bid (“NCIB”) program in connection repurchasing shares.

Guidance Sensitivity Table
Variable (June to December)	Range	Change in 2024E FFO ($ millions)
WTI (US$/bbl)	+/- $1.00/bbl	6.6
MSW light oil differential (US$/bbl)	+/- $1.00/bbl	3.5
WCS heavy oil differential (US$/bbl)	+/- $1.00/bbl	3.1
Change in AECO ($/GJ)	+/- $0.25/GJ	1.2

UPDATED CORPORATE PRESENTATION

For further information on these and other matters, Obsidian Energy will post an updated corporate presentation in due course on our website, www.obsidianenergy.com.

ADDITIONAL READER ADVISORIES

DRILLING LOCATIONS

This news release discloses proved and probable drilling inventory obtained from the Vendor’s Reserves Report in addition to internal analysis and account for drilling locations that have associated proved and probable reserves. The drilling locations considered for future development will ultimately depend upon the availability of capital, regulatory approvals, seasonal restrictions, oil and natural gas prices, costs, actual drilling results, additional reservoir information that is obtained and other factors.

OIL AND GAS INFORMATION ADVISORY

Barrels of oil equivalent ("boe") may be misleading, particularly if used in isolation. A boe conversion ratio of six thousand cubic feet of natural gas to one barrel of crude oil is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Given that the value ratio based on the current price of crude oil as compared to natural gas is significantly different from the energy equivalency conversion ratio of 6:1, utilizing a conversion on a 6:1 basis is misleading as an indication of value.

Under NI 51-101, proved (1P) reserves estimates are defined as having a high degree of certainty to be recoverable with a targeted 90 percent probability in aggregate that actual reserves recovered over time will equal or exceed proved reserve estimates. For proved plus probable (2P) reserves under NI 51-101, the targeted probability is an equal (50 percent) likelihood that the actual reserves to be recovered will be greater or less than the proved plus probable reserve estimate. The reserve estimates set forth above are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual reserves may be greater than or less than the estimates provided herein.

ABBREVIATIONS

Oil		Natural Gas
bbl	barrel or barrels	AECO	Alberta benchmark price for natural gas
bbl/d	barrels per day	GJ	gigajoule
boe	barrel of oil equivalent	mcf	thousand cubic feet
boe/d	barrels of oil equivalent per day	mcf/d	thousand cubic feet per day
MSW	Mixed Sweet Blend	mmcf/d	million cubic feet per day
WTI	West Texas Intermediate
WCS	Western Canadian Select	Electricity
		MWh	Megawatt hour
		MWh/d	Megawatt hour per day

NON-GAAP AND OTHER FINANCIAL MEASURES

Throughout this news release and in other materials disclosed by the Company, we employ certain measures to analyze financial performance, financial position, and cash flow. These non-GAAP and other financial measures do not have any standardized meaning prescribed by International Financial Reporting Standards (“IFRS”) and therefore may not be comparable to similar measures provided by other issuers. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income and cash flow from operating activities as indicators of our performance. The Company's unaudited consolidated financial statements and MD&A as at and for the three months ended March 31, 2024 are available on the Company's website at www.obsidianenergy.com and under our SEDAR+ profile at www.sedarplus.ca and EDGAR profile at www.sec.gov. The disclosure under the section "Non-GAAP and Other Financial Measures" in the MD&A is incorporated by reference into this news release.

Non-GAAP Financial Measures

The following measures are non-GAAP financial measures: FFO; net debt; net operating costs; and FCF. These non-GAAP financial measures are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section "Non-GAAP and Other Financial Measures" in our MD&A for the three months ended March 31, 2024, for an explanation of the composition of these measures, how these measures provide useful information to an investor, and the additional purposes, if any, for which management uses these measures.

Non-GAAP Ratios

The following measures are non-GAAP ratios: FFO (basic per share ($/share)), which use FFO as a component; FCF (basic per share ($/share)), which use FCF as a component; net operating costs ($/boe), which uses net operating costs as a component; and net debt to funds flow from operations, which uses net debt and funds flow from operations as a component. These non-GAAP ratios are not standardized financial measures under IFRS and might not be comparable to similar financial measures disclosed by other issuers. See the disclosure under the section "Non-GAAP and Other Financial Measures" in our MD&A for the three months ended March 31, 2024, for an explanation of the composition of these non-GAAP ratios, how these non-GAAP ratios provide useful information to an investor, and the additional purposes, if any, for which management uses these non-GAAP ratios.

Supplementary Financial Measures

The following measure is a supplementary financial measure: general and administrative costs ($/boe). See the disclosure under the section "Non-GAAP and Other Financial Measures" in our MD&A for the three months ended March 31, 2024, for an explanation of the composition of this measure.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this document constitute forward-looking statements or information (collectively “forward-looking statements”) within the meaning of the "safe harbour" provisions of applicable securities legislation. Forward-looking statements are typically identified by words such as “anticipate”, “continue”, “estimate”, “expect”, “forecast”, “budget”, “may”, “will”, “project”, “could”, “plan”, “intend”, “should”, “believe”, “outlook”, “objective”, “aim”, “potential”, “target” and similar words suggesting future events or future performance. In addition, statements relating to “reserves” or “resources” are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated and can be profitably produced in the future. In particular, this document contains forward-looking statements pertaining to, without limitation, the following: when we expect the Acquisition to close and the benefits which can be derived by the Acquisition; our growth opportunities and ability to optimize production and costs; our ability to achieve our objectives, including our 2024-2026 three-year corporate growth plan; our revised 2024 guidance (post Acquisition) including production; capital and decommissioning expenditures; Acquisition cost; net operating costs; general and administrative costs; FFO (and FFO/share); FCF (and FCF/share); Net Debt (prior to NCIB) and Net Debt (prior to NCIB) to FFO; our price sensitivities and impact to FFO; our focuses for the 2024 capital program and associated flexibility and optionality to adjust; and when we will post our updated corporate presentation.

With respect to forward-looking statements contained in this document, the Company has made assumptions regarding, among other things: the Company’s ability to close to the Acquisition, including having the requisite cash to fund the purchase price; the anticipated closing adjustments to be applied to the Acquisition purchase price; the timing of the Acquisition; that the Company does not dispose of or acquire material producing properties or royalties or other interests therein other than stated herein (provided that, except where otherwise stated, the forward-looking statements contained herein do not assume the completion of any transaction); that regional and/or global health related events (such as the COVID-19 pandemic) will not have any adverse impact on energy demand and commodity prices in the future; global energy policies going forward, including the continued ability of members of OPEC, Russia and other nations to agree on and adhere to production quotas from time to time; our ability to qualify for (or continue to qualify for) new or existing government programs created as a result of the COVID-19 pandemic or otherwise, and obtain financial assistance therefrom, and the impact of those programs on our financial condition; Obsidian Energy's views with respect to its financial condition and prospects, the stability of general economic and market conditions, currency exchange rates and interest rates, and our ability to comply with applicable terms and conditions under the Company’s debt agreements, the existence of alternative uses for Obsidian Energy's cash resources and compliance with applicable laws; our ability to execute our plans as described herein and in our other disclosure documents, including the Acquisition and the three-year growth plan, and the impact that the successful execution of such plans will have on our Company and our stakeholders; future capital expenditure and decommissioning expenditure levels; future net operating costs and G&A costs; future crude oil, natural gas liquids and natural gas prices and differentials between light, medium and heavy oil prices and Canadian, WTI and world oil and natural gas prices; future hedging activities; future crude oil, natural gas liquids and natural gas production levels, including that we will not be required to shut-in production due to low commodity prices or the further deterioration of commodity prices or inability to access our properties due to blockades or other activism; future exchange rates and interest rates; future debt levels; our ability to execute our capital programs as planned without significant adverse impacts from various factors beyond our control, including extreme weather events, wild fires, infrastructure access and delays in obtaining regulatory approvals and third party consents; our ability to obtain equipment in a timely manner to carry out development activities and the costs thereof; our ability to market our oil and natural gas successfully to current and new customers; our ability to obtain financing on acceptable terms, including our ability (if necessary) to continue to extend the revolving period and term out period of our credit facility, our ability to maintain the existing borrowing base under our credit facility, our ability (if necessary) to replace our syndicated bank facility and our ability (if necessary) to finance the repayment of our senior unsecured notes on maturity or pursuant to the terms of the underlying agreement; and our ability to add production and reserves through our development and exploitation activities.

Although the Company believes that the expectations reflected in the forward-looking statements contained in this document, and the assumptions on which such forward-looking statements are made, are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned not to place undue reliance on forward-looking statements included in this document, as there can be no assurance that the plans, intentions, or expectations upon which the forward-looking statements are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the forward-looking statements contained herein will not be correct, which may cause our actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: Obsidian Energy’s future capital requirements; general economic and market conditions; demand for Obsidian Energy’s products; and unforeseen legal or regulatory developments and other risk factors detailed from time to time in Obsidian Energy reports filed with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission; the possibility that we change our budget in response to internal and external factors, including those described herein; the possibility that the Company will not be able to continue to successfully execute our business plans and strategies in part or in full (including our three-year growth plan and Acquisition), and the possibility that some or all of the benefits that the Company anticipates will accrue to our Company and our stakeholders as a result of the successful execution of such plans and strategies do not materialize; the possibility that the Company is unable to complete one or more of the potential transactions being pursued, on favorable terms or at all; the possibility that the Company ceases to qualify for, or does not qualify for, one or more existing or new government assistance programs implemented in connection regional and/or global health related events or otherwise, that the impact of such programs falls below our expectations, that the benefits under one or more of such programs is decreased, or that one or more of such programs is discontinued; the impact on energy demand and commodity prices of regional and/or global health related events, and the responses of governments and the public to any pandemic, including the risk that the amount of energy demand destruction and/or the length of the decreased demand exceeds our expectations; the risk that there is another significant decrease in the valuation of oil and natural gas companies and their securities and the decrease in confidence in the oil and natural gas industry generally whether caused by a resurgence of the COVID-19 pandemic, the worldwide transition towards less reliance on fossil fuels and/or other factors; the risk that the financial capacity of the Company's contractual counterparties is adversely affected and potentially their ability to perform their contractual obligations; the possibility that the revolving period and/or term out period of our credit facility and the maturity date of our senior unsecured notes is not further extended (if necessary), that the borrowing base under our credit facility is reduced, that the Company is unable to renew or refinance our credit facilities on acceptable terms or at all and/or finance the repayment of our senior unsecured notes when they mature on acceptable terms or at all and/or obtain new debt and/or equity financing to replace one or all of our credit facilities and senior unsecured notes; the possibility that we breach one or more of the financial covenants pursuant to our agreements with our lenders and the holders of our senior unsecured notes; the possibility that we are unable to complete the Offer with our noteholders; the possibility that we are forced to shut-in production, whether due to commodity prices failing to rise or other factors; the risk that OPEC and other nations fail to agree on and/or adhere to production quotas from time to time that are sufficient to balance supply and demand fundamentals for crude oil; general economic and political conditions in Canada, the U.S. and globally, and in particular, the effect that those conditions have on commodity prices and our access to capital; the risk that wars and other armed conflicts adversely affect world economies and the demand for oil and natural gas, including the ongoing war between Russian and Ukraine and/or hostilities in the Middle East; industry conditions, including fluctuations in the price of crude oil, natural gas liquids and natural gas, price differentials for crude oil and natural gas produced in Canada as compared to other markets, and transportation restrictions, including pipeline and railway capacity constraints; fluctuations in foreign exchange or interest rates; unanticipated operating events or environmental events that can reduce production or cause production to be shut-in or delayed (including extreme cold during winter months and hot during the spring and summer months, wild fires and flooding); the possibility that fuel conservation measures, alternative fuel requirements, increasing consumer demand for alternatives to hydrocarbons and technological advances in fuel economy and renewable energy generation systems could permanently reduce the demand for oil and natural gas and/or permanently impair the Company's ability to obtain financing on acceptable terms or at all, and the possibility that some or all of these risks are heightened as a result of the response of governments and consumers to public opinion and/or special interest groups. Additional information on these and other factors that could affect Obsidian Energy, or its operations or financial results, are included in the Company's Annual Information Form (See "Risk Factors" and "Forward-Looking Statements" therein) which may be accessed through the SEDAR+ website (www.sedarplus.ca), EDGAR website (www.sec.gov) or Obsidian Energy's website. Readers are cautioned that this list of risk factors should not be construed as exhaustive.

Unless otherwise specified, the forward-looking statements contained in this document speak only as of the date of this document. Except as expressly required by applicable securities laws, we do not undertake any obligation to publicly update or revise any forward-looking statements. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Obsidian Energy shares are listed on both the Toronto Stock Exchange in Canada and the NYSE American in the United States under the symbol "OBE".

All figures are in Canadian dollars unless otherwise stated.

contact

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com